UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       Universal Seismic Associates, Inc.
                                (Name of Issuer)


                    Common Stock, Par Value $.0001 Per Share

                         (Title of Class of Securities)


                                   913828 109

                                 (CUSIP Number)


                                Paul E. McCollam
                    c/o Resource Investors Management Company
                             600 Travis, Suite 6875
                              Houston, Texas 77002
                                 (713) 229-8800

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 31, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A


CUSIP No.  913828 109                                    Page  2  of  21  Pages


- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Resource Investors Management Company Limited Partnership          06-1148341
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a)     |_|

                                                              (b)     |x|
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS  (See Instructions)

                            AF
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                           |_|
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Connecticut
                            United States of America
- --------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                                      0
           NUMBER OF             _______________________________________________
             SHARES              8        SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          1,384,333
              EACH               _______________________________________________
           REPORTING             9        SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    0
                                 _______________________________________________
                                 10       SHARED DISPOSITIVE POWER

                                              1,384,333
- --------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            1,384,333 shares
- --------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                    |_|
- --------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.69%
- --------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON  (See Instructions)

                            PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP No.    913828 109                                 Page  3  of    21  Pages


- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RIMCO Associates, Inc.                    06-1144208
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                              (a)     |_|

                                                          (b)     |x|
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS  (See Instructions)

                            AF
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                           |_|
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Connecticut
                            United States of America
- --------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                                       0
          NUMBER OF              _______________________________________________
           SHARES                8        SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                             1,384,333
            EACH                 _______________________________________________
          REPORTING              9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                                       0
                                 _______________________________________________
                                 10       SHARED DISPOSITIVE POWER

                                               1,384,333
- --------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            1,384,333 shares
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                    |_|
- --------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.69%
- --------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON  (See Instructions)

                   CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP No.   913828 109                                    Page 4  of  21  Pages



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RIMCO Partners, L.P.                      06-1208375
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                               (a)     |_|

                                                           (b)     |x|
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS  (See Instructions)

                            WC
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                           |_|
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
                            United States of America
- --------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                                      0
                                ________________________________________________
         NUMBER OF
           SHARES                8        SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                              284,025
            EACH                ________________________________________________
          REPORTING              9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                                      0
                                ________________________________________________
                                 10       SHARED DISPOSITIVE POWER

                                                284,025
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            284,025 shares
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                    |_|

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            5.07%
- --------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON  (See Instructions)

                            PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP No.    913828 109                                   Page  5 of   21  Pages


- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RIMCO Partners, L.P. II                06-1264592
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                               (a)     |_|

                                                           (b)     |x|
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS  (See Instructions)

                            WC
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                           |_|
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
                            United States of America
- --------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

           NUMBER OF                                    0
            SHARES               _______________________________________________
          BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY
             EACH                                 577,906
           REPORTING             _______________________________________________
            PERSON               9        SOLE DISPOSITIVE POWER
             WITH
                                                         0
                                 _______________________________________________
                                 10       SHARED DISPOSITIVE POWER

                                                   577,906
- --------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
- --------------------------------------------------------------------------------
                            577,906 shares

- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                    |_|

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            10.31%

- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON  (See Instructions)

                            PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP No.   913828 109                                 Page   6   of   21  Pages


- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RIMCO Partners, L.P. III                06-1291935
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                               (a)     |_|

                                                           (b)     |x|
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS  (See Instructions)

                            WC
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                           |_|
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
                            United States of America
- --------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                                      0
           NUMBER OF             _______________________________________________
            SHARES               8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                              68,100
             EACH                _______________________________________________
           REPORTING             9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                                     0
                                 _______________________________________________
                                 10       SHARED DISPOSITIVE POWER

                                                 68,100

- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            68,100 shares
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                    |_|

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.21%
- --------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON  (See Instructions)

                            PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP No.   913828 109                                   Page  7  of   21  Pages


- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RIMCO Partners, L.P. IV                 06-1327489
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                               (a)     |_|

                                                           (b)     |x|
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS  (See Instructions)

                            WC
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                           |_|
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
                            United States of America
- --------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                                    0
           NUMBER OF             _______________________________________________
            SHARES               8        SHARED VOTING POWER
          BENEFICIALLY
           OWNED BY                            454,302
             EACH                _______________________________________________
           REPORTING             9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                                    0
                                 _______________________________________________
                                 10       SHARED DISPOSITIVE POWER

                                               454,302
- --------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            454,302 shares
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                    |_|

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            8.10%

- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON  (See Instructions)

                            PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP No.    913828 109                                 Page   8   of  21  Pages


- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Roy V. Hood
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                               (a)     |_|

                                                           (b)     |_|
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS  (See Instructions)

                    AF
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                           |_|
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
- --------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                                   0
           NUMBER OF             _______________________________________________
            SHARES               8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                        1,384,333
             EACH                _______________________________________________
           REPORTING             9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                                  0
                                 _______________________________________________
                                 10       SHARED DISPOSITIVE POWER

                                           1,384,333

- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,384,333 shares

- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                    |_|

- --------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.69%
- --------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON  (See Instructions)

                    IN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP No.     913828 109                                  Page  9  of  21  Pages


- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Paul E. McCollam
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                               (a)     |_|

                                                           (b)     |x|
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS  (See Instructions)

                    AF
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                           |_|
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
- --------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                                   0
           NUMBER OF             _______________________________________________
            SHARES               8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                        1,384,333
             EACH                _______________________________________________
           REPORTING             9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                                  0
                                 _______________________________________________
                                 10       SHARED DISPOSITIVE POWER

                                           1,384,333

- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,384,333 shares
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                    |_|
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.69%
- --------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON  (See Instructions)

                    IN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP No.     913828 109                                 Page  10  of  21  Pages


- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Stephen F. Oakes
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                    (a)     |_|

                                                           (b)     |x|
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS  (See Instructions)

                    AF
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                           |_|
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
- --------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                                    0
           NUMBER OF             _______________________________________________
            SHARES               8        SHARED VOTING POWER
        BENEFICIALLY
           OWNED BY                         1,384,333
             EACH                _______________________________________________
          REPORTING              9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                                   0
                                 _______________________________________________
                                 10       SHARED DISPOSITIVE POWER

                                            1,384,333

- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,384,333 shares
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                    |_|

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.69%
- --------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON  (See Instructions)

                    IN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP No.   913828 109                                Page   11   of   21  Pages


- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    David R. Whitney
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                               (a)     |_|

                                                           (b)     |x|
- --------------------------------------------------------------------------------
3         SEC USE ONLY

- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS  (See Instructions)

                    AF
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                           |_|

- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
- --------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                                     0
           NUMBER OF             _______________________________________________
            SHARES               8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                          1,384,333
             EACH                _______________________________________________
           REPORTING             9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                                    0
                                 _______________________________________________
                                 10       SHARED DISPOSITIVE POWER

                                             1,384,333

- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,384,333 shares
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                    |_|

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.69%
- --------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON  (See Instructions)

                       IN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP No.   913828 109                                 Page  12   of  21  Pages


- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    John B. Parsons
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                               (a)     |_|

                                                           (b)     |x|
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS  (See Instructions)

                    AF
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                           |_|
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
- --------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER

                                                     0
           NUMBER OF             _______________________________________________
            SHARES               8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                          1,384,333
             EACH                _______________________________________________
           REPORTING             9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                                    0
                                 _______________________________________________
                                 10       SHARED DISPOSITIVE POWER

                                             1,384,333

- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,384,333 shares
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                    |_|

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.69%
- --------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON  (See Instructions)

                    IN
- --------------------------------------------------------------------------------

                                                           Page 13  of 21 Pages

 Item 1.  Security and Issuer

     The class of equity securities to which this statement relates is Common Stock, par value $.0001 per share (the "Common Stock"), of Universal Seismic Associates, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 16420 Park Ten Place, Suite 300, Houston, Texas 77084.

Item 2.   Identity and Background

     The following table provides certain information about each of the reporting persons.


                                  Citizenship or
                             State of Incorporation/  Principal Occupation
 Name and Business Address        Organization            or Employment
 -------------------------        ------------            -------------
Resource Investors Management          CT           Investment Management
  Company Limited Partnership
("RIMCO")
22 Waterville Road
Avon, CT 06001

RIMCO Associates, Inc.                 CT           General Partner of RIMCO
("Associates")
22 Waterville Road
Avon, CT 06001

RIMCO Partners, L.P.                   DEL          Investment Partnership
("RIMCO I")                                         (Energy sector securities)
600 Travis, Suite 6875
Houston, TX 77002

RIMCO Partners, L.P. II                DEL          Investment Partnership
("RIMCO II")                                        (Energy sector securities)
600 Travis, Suite 6875
Houston, TX 77002

RIMCO Partners, L.P. III               DEL          Investment Partnership
("RIMCO III")                                       (Energy sector securities)
600 Travis, Suite 6875
Houston, TX 77002

RIMCO Partners, L.P. IV                DEL          Investment Partnership
("RIMCO IV")                                        (Energy sector securities)
600 Travis, Suite 6875
Houston, TX 77002

Roy V. Hood                           USA           Managing Director of RIMCO;
22 Waterville Road                                  President and director
Avon, CT 06001                                      of Associates

Paul E. McCollam                      USA           Managing Director of RIMCO;
600 Travis, Suite 6875                              Vice President and director
Houston, TX 77002                                   of Associates

Stephen F. Oakes                      USA           Managing Director of RIMCO;
22 Waterville Road                                  Vice President of Associates
Avon, CT 06001

                                                            Page 14  of 21 Pages


David R. Whitney                       USA           Managing Director of RIMCO;
22 Waterville Road                                   Vice President and director
Avon, CT 06001                                       of Associates

John B. Parsons                        USA           Director of Associates
22 Waterville Road
Avon, CT 06001

     None of the reported persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the reporting persons has been during the last five years a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     On January 19, 1996, RIMCO I, RIMCO II, RIMCO III and RIMCO IV (the "Limited Partnerships"), purchased $3,500,000 of 10% Senior Secured General Obligation Notes (the "Notes") of the Company with 165,000 warrants to purchase common stock exercisable until January 19, 2003 at an exercise price of $3.14 per share (the "Warrants"). The Warrants are in substantially the form filed as Exhibit B to the Schedule 13D dated January 19, 1996 filed with the Securities and Exchange Commission on January 29, 1996 (the "Schedule 13D") and are incorporated herein by reference. No additional consideration, beyond the amount paid for the purchase of the Notes, was paid for the warrants. The following table sets forth the consideration paid for the Notes and the number of warrants received:

Purchaser                   Note Purchase Amount           Warrants Received
- ---------                   --------------------           -----------------
RIMCO I                           $1,225,000                      57,750
RIMCO II                           1,225,000                      57,750
RIMCO III                            140,000                       6,600
RIMCO IV                             910,000                      42,900
                                  ----------                     -------
                                  $3,500,000                     165,000

     The funds for such purchase were provided out of the working capital of the Limited Partnerships. If the warrants are exercised by any of the Limited Partnerships, the funds which will be used to pay the exercise price thereof will be provided from the working capital of the Limited Partnerships.

     Additionally, on January 19, 1996, the Limited Partnerships purchased $500,000 of 5% Convertible Notes of the Company (the "Convertible Notes"). The Convertible Notes are convertible at any time prior to maturity at a conversion price of $3.45 per share. The Convertible Notes are in substantially the form filed as Exhibit C to the Schedule 13D and are incorporated herein by reference. The following table sets forth the consideration paid for the Convertible Notes and the maximum number of shares to be received if one hundred percent of the principal balances of the Notes were to be converted.

                                                           Page 15  of 21 Pages

Purchaser                  Note Purchase Amount                  Shares Received
- ---------                  --------------------                  ---------------
RIMCO I                            $175,000                            50,725
RIMCO II                            175,000                            50,725
RIMCO III                            20,000                             5,797
RIMCO IV                            130,000                            37,681
                                   --------                           -------
                                   $500,000                           144,928

     The funds for the purchase of the Notes and the Convertible Notes were provided out of the working capital of the Limited Partnerships.

     RIMCO II, RIMCO III and RIMCO IV entered into an agreement on January 19, 1996, amended as of May 28, 1996, with UNEXCO, Inc., a Delaware corporation and wholly owned subsidiary of the Company, to acquire up to $3,000,000 of 10% Senior Secured Exchangeable General Obligation Notes ("Exchangeable Notes") the form of which is filed as Exhibit F hereto and incorporated herein by reference. Pursuant to the Guaranty and Exchange Agreement dated as of January 19, 1996, as amended by the First Amendment to Guaranty and Exchange Agreement dated as of May 28, 1996 (which agreements are attached hereto as Exhibits G and G-1 and incorporated herein by reference), upon funding of the Exchangeable Notes, each of RIMCO II, RIMCO III and RIMCO IV will have the right to exchange the outstanding principal balance of its Exchangeable Note, at an exchange price of $3.77, subject to adjustment, for shares of Common Stock of the Company. The following table sets forth the consideration for the Exchangeable Notes and the number of shares exchangeable therefor, assuming that the full aggregate principal amount of the Exchangeable Notes is then outstanding:

Purchaser         Exchangeable Note Purchase Amount        Shares to be Received
- ---------         ---------------------------------        ---------------------
RIMCO II                       $1,650,000                        437,665
RIMCO III                         210,000                         55,703
RIMCO IV                        1,140,000                        302,387
                               ----------                        -------
                               $3,000,000                        795,755


     Effective as of May 30, 1996, RIMCO I, RIMCO II, and RIMCO IV, purchased $6,500,000 of 10% Senior Secured General Obligation Notes (the "New Notes") of the Company and acquired 278,650 warrants to purchase common stock exercisable until January 19, 2003 at an exercise price of $5.00 per share (the "New Warrants"). The New Warrants are in substantially the form filed as Exhibit E hereto and incorporated herein by reference. No additional consideration, beyond the amount paid for the purchase of the New Notes, was paid for the New Warrants. The following table sets forth the consideration paid for the New Notes and the number of New Warrants received:

Purchaser             New Note Purchase Amount             New Warrants Received
- ---------             ------------------------             ---------------------
RIMCO I                       $4,095,000                           175,550
RIMCO II                         741,000                            31,766
RIMCO IV                       1,664,000                            71,334
                              ----------                           -------
                              $6,500,000                           278,650

     The funds for such purchase were provided on May 31, 1996 out of the working capital of RIMCO I, RIMCO II, and RIMCO IV. If the New Warrants are exercised by any of RIMCO I, RIMCO II, or RIMCO IV, the funds which will be used to pay the exercise price thereof will be provided from the working capital of such limited partnerships.

                                                           Page 16  of 21 Pages

Item 4.   Purpose of Transaction

     The Notes, New Notes, Warrants, New Warrants, Exchangeable Notes and Convertible Notes were acquired for purposes of investment for the accounts of the respective limited partnerships. The Warrants and the New Warrants are exercisable at any time on or after January 19, 1996 and May 28, 1996, respectively, and before the close of business on January 19, 2003; the Exchangeable Notes are exchangeable at any time on or after January 19, 1996 and before the close of business on February 1, 2002; and the outstanding principal amounts of the Convertible Notes are convertible at any time prior to the close of business on February 1, 1998. Based on an ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other investment opportunities available to the reporting persons, offers for shares of Common Stock, general economic conditions and other future developments, the reporting persons may decide to exercise the Warrants or the New Warrants, convert the Convertible Notes, exchange the Exchangeable Notes, or sell or seek the sale of all or part of the Notes, New Notes, Warrants, New Warrants, Convertible Notes or Exchangeable Notes or the beneficial holdings of the Common Stock held by the respective Limited Partnerships. Other than as described in this Item 4, as of the date hereof, none of the reporting persons has any plans or proposals that relate to or would result in any of the actions listed in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D with respect to the Company as the issuer.

     The Company increased its Board of Directors by one director, such vacancy having been filled by the designee of RIMCO pursuant to the January 19, 1996 transaction, and has agreed to use its best efforts, subject to applicable law, to increase the size of its Board of Directors by one additional director and to cause the election of an additional designee of RIMCO to serve as director to fill the resulting vacancy on the Company's Board. As long as any of the Notes, the New Notes, the Warrants, the New Warrants or the Convertible Notes (or any securities exchanged therefor or distributed, issued or issuable with respect thereto) are outstanding or the Limited Partnerships own an aggregate of 2.5% or more of the Common Stock, the Limited Partnerships or their designees are entitled to designate a total of two persons for election to the Board of Directors of the Company.

     The foregoing descriptions of the Warrants and the Convertible Notes are qualified in their entirety by reference to the Warrant Agreement and the form of Convertible Note, attached to the Schedul 13D as Exhibits B and C, respectively, and incorporated herein by reference; the foregoing descriptions of the Exchangeable Notes, the Guaranty and Exchange Agreement and the First Amendment to Guaranty and Exchange Agreement are qualified in their entirety by reference to the form of Exchangeable Note, the Guaranty and Exchange Agreement and the First Amendment to Guaranty and Exchange Agreement attached hereto as Exhibits F, G and G-1, respectively; and the foregoing description of the New Warrants is qualified in its entirety by reference to the New Warrant Agreement attached hereto as Exhibit E.

Item 5.   Interest in Securities of the Issuer

         (a) - (b)



                 Number of                  Shared            Sole
                  Shares       Shared      Invest-    Sole   Invest-
               Beneficially    Voting        ment    Voting   ment
   Name           Owned *      Power*       Power*   Power*   Power*   Percent*
   ----           -------      ------       ------   -------  ------   --------

Associates       1,384,333   1,384,333   1,384,333      0       0       24.69%
RIMCO            1,384,333   1,384,333   1,384,333      0       0       24.69%
RIMCO I            284,025     284,025     284,025      0       0        5.07%
RIMCO II           577,906     577,906     577,906      0       0       10.31%
RIMCO III           68,100      68,100      68,100      0       0        1.21%
RIMCO IV           454,302     454,302     454,302      0       0        8.10%

                                                           Page 17  of 21 Pages

                Number of                  Shared             Sole
                  Shares       Shared      Invest-    Sole   Invest-
               Beneficially    Voting        ment    Voting   ment
   Name           Owned *      Power*       Power*   Power*   Power*   Percent*
   ----           -------      ------       ------   -------  ------   --------

Roy V. Hood      1,384,333   1,384,333   1,384,333      0       0       24.69%
Paul E. McCollam 1,384,333   1,384,333   1,384,333      0       0       24.69%
David R. Whitney 1,384,333   1,384,333   1,384,333      0       0       24.69%
John B. Parsons  1,384,333   1,384,333   1,384,333      0       0       24.69%
Stephen F. Oakes 1,384,333   1,384,333   1,384,333      0       0       24.69%

- ----------
*    As of May 31, 1996

     (c) No transactions by any of the reporting persons other than those transactions identified in Item 3 have taken place in the last 60 days.

         (d) - (e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer


     RIMCO is the managing general partner of RIMCO I, RIMCO II, RIMCO III and RIMCO IV, which own Warrants (and, in the case of RIMCO I, RIMCO II and RIMCO IV, New Warrants) to purchase an aggregate of 233,300, 89,516, 6,600 and 114,234 shares of Common Stock, respectively. RIMCO has a 1.00% interest (on a profit basis) in the portfolio securities held by RIMCO I, RIMCO II, RIMCO III and RIMCO IV.

     Associates is the managing general partner of RIMCO, which is the managing general partner of RIMCO I, RIMCO II, RIMCO III and RIMCO IV. Associates has a 55% interest (on a profit basis) in RIMCO, which, as indicated above, has a 1.00% interest (on a profit basis) in the portfolio securities held by RIMCO I, RIMCO II, RIMCO III and RIMCO IV.

     Roy V. Hood, Paul E. McCollam, David R. Whitney and Stephen F. Oakes are managing directors of RIMCO. Each of Roy V. Hood, Paul E. McCollam and David R. Whitney is a shareholder of Associates. Mr. Hood is a 34.5% shareholder and President and a director of Associates. Mr. McCollam is a 23.0% shareholder and Vice President, Secretary and Treasurer and a director of Associates. Mr. Whitney is a 23.0% shareholder and a Vice President and a director of Associates. Mr. Parsons is a 19.5% shareholder and a director of Associates.

     RIMCO I is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO I is the record owner of a Warrant to purchase 57,750 shares of Common Stock plus a Convertible Note convertible into an additional 50,725 shares of Common Stock, and a New Warrant to purchase 175,550 shares of Common Stock. RIMCO I has a combined interest in 284,025 shares of Common Stock or 5.07% of the outstanding Common Stock as of May 30, 1996.

     RIMCO II is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO II is the record owner of a Warrant to purchase 57,750 shares of Common Stock, a Convertible Note convertible into an additional 50,725 shares of Common Stock, an Exchangeable Note exchangeable for 437,665 shares of Common Stock and a New Warrant to purchase 31,766 shares of Common Stock. RIMCO II has a combined interest in 577,906 shares of Common Stock or 10.31% of the outstanding Common Stock as of May 30, 1996.

     RIMCO III is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO III is the record owner of a Warrant to purchase 6,600 shares of

                                                            Page 18  of 21 Pages

Common Stock, a Convertible Note convertible into an additional 5,797 shares of Common Stock and an Exchangeable Note exchangeable for 55,703 shares of Common Stock. RIMCO III has a combined interest in 68,100 shares of Common Stock or 1.21% of the outstanding Common Stock as of May 30, 1996.

     RIMCO IV is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO IV is the record owner of a Warrant to purchase 42,900 shares of Common Stock, a Convertible Note convertible into an additional 37,681 shares of Common Stock, an Exchangeable Note exchangeable for 302,387 shares of Common Stock, and a New Warrant to purchase 71,334 shares of Common Stock. RIMCO IV has a combined interest in 454,302 shares of Common Stock or 8.10% of the outstanding Common Stock as of May 30, 1996.

     Under a Stock Ownership and Registration Rights Agreement entered into as of January 19, 1996 and filed as Exhibit D to the Schedule 13D and incorporated herein by reference, amended by the First Amendment to Stock Ownership and Registration Rights Agreement, filed as Exhibit D-1 hereto and incorporated herein by reference, the Company has granted the Limited Partnerships certain demand and "piggy back" registration rights, commencing one year from January 19, 1996, to register any offer of Common Stock held by the Limited Partnerships, as well as securities (if any) issued with respect thereto, under the Securities Act of 1933. The Stock Ownership and Registration Rights Agreement, as amended, provides for indemnification of the Limited Partnerships by the Company and indemnification of the Company by the Limited Partnerships under certain circumstances related to such registration rights.

     RIMCO II, RIMCO III and RIMCO IV entered into an agreement on January 19, 1996, amended as of May 28, 1996, with UNEXCO, Inc., a Delaware corporation and wholly owned subsidiary of the Company, to acquire $3,000,000 of Exchangeable Notes the form of which is filed as Exhibit F hereto and incorporated herein by reference. Upon funding of the Exchangeable Notes, Such limited partnerships will have the right to exchange the outstanding principal balance of the Exchangeable Notes, at an exchange price of $3.77, subject to adjustment, for shares of Common Stock of the Company.

     The exercise price and number of shares of Common Stock issuable upon exercise of the Warrants and the New Warrants, the Conversion Price and the number of shares of Common Stock issuable upon conversion of the Convertible Notes, and the exchange price and number of shares of Common Stock issuable upon exchange of the Exchangeable Notes are subject to adjustment upon certain events such as a reverse stock split or reclassification, merger of the Company or issuances of Common Stock at a price less than the exercise price, conversion price, or exchange price, as the case may be.

Item 7.   Material to be Filed as Exhibits

         A.     Agreement for Joint Filing on Behalf of Each Reporting Person

         B. Warrant Agreement, including form of Warrant (filed as Exhibit B to the Schedule 13D and incorporated herein by reference)

         C.     Form of Convertible Note (filed as Exhibit C to the
                Schedule 13D and incorporated herein by reference)

         D. Stock Ownership and Registration Rights Agreement among the the Company, UNEXCO, Inc., a wholly owned subsidiary of Company, and the Limited Partnerships (filed as Exhibit D to the Schedule 13D and incorporated herein by reference)

                                                           Page 19  of 21 Pages

         D-1 First Amendment to Stock Ownership and Registration Rights Agreement among the Company, UNEXCO, Inc., a wholly owned subsidiary of the Company, and the Limited Partnerships

         E.     New Warrant Agreement, including form of New Warrant

         F.     Form of Exchangeable Note

         G.     Guaranty and Exchange Agreement

         G-1.   First Amendment to Guaranty and Exchange Agreement

                                                           Page 20  of 21 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the following reporting persons, each reporting person certifies that the information set forth in this statement is true, complete and correct.

Date: June 11, 1996

Signature:             Resource Investors Management Company
                         Limited Partnership
                       By: RIMCO Associates, Inc.,
                              Its General Partner


                       By: /s/ Paul E. McCollam
                          __________________________________
                          Name: Paul E. McCollam
                          Title:Vice President

Date: June 11, 1996

Signature:             RIMCO Associates, Inc.


                       By: /s/ Paul E. McCollam
                          __________________________________
                          Name:  Paul E. McCollam
                          Title: Vice President

Date:June 11, 1996

Signature:             RIMCO Partners, L.P.
                       By: Resource Investors Management Company
                            Limited Partnership,
                            Its General Partner
                       By: RIMCO Associates, Inc.,
                            Its General Partner


                       By: /s/ Paul E. McCollam
                          __________________________________
                          Name: Paul E. McCollam
                          Title: Vice President

Date: June 11, 1996

Signature:             RIMCO Partners, L.P. II
                       By: Resource Investors Management Company
                            Limited Partnership,
                            Its General Partner
                       By: RIMCO Associates, Inc.,
                            Its General Partner


                       By: /s/ Paul E. McCollam
                          __________________________________
                          Name: Paul E. McCollam
                          Title: Vice President

                                                            Page 21  of 21 Pages

Date: June 11, 1996

Signature:             RIMCO Partners, L.P. III
                       By: Resource Investors Management Company
                            Limited Partnership,
                            Its General Partner
                       By: RIMCO Associates, Inc.,
                            Its General Partner


                       By: /s/ Paul E. McCollam
                          __________________________________
                          Name: Paul E. McCollam
                          Title: Vice President

Date: June 11, 1996

Signature:             RIMCO Partners, L.P. IV
                       By: Resource Investors Management Company
                            Limited Partnership,
                            Its General Partner
                       By: RIMCO Associates, Inc.,
                            Its General Partner


                       By: /s/ Paul E. McCollam
                          __________________________________
                          Name: Paul E. McCollam
                          Title: Vice President



Date: June 11, 1996

Signature:                /s/ Roy V. Hood
                          __________________________________
                          Roy V. Hood

Date: June 11, 1996

Signature:                /s/ Paul E. McCollam
                          __________________________________
                          Paul E. McCollam

Date: June 11, 1996

Signature:                /s/ David R. Whitney
                          __________________________________
                          David R. Whitney

Date: June 11, 1996

Signature:                /s/ Stephen F. Oakes
                          __________________________________
                          Stephen F. Oakes

Date: June 11, 1996

Signature:                /s/ John B. Parsons
                          __________________________________
                          John B. Parsons